SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                              Commission File Number: 000-24293

                                                    CUSIP Number:   502079 10 6

(Check One)

|X|      Form 10-K and Form 10-KSB           |_|     Form 11-K
|_|      Form 20-F                           |_|     Form 10-Q and Form 10-QSB
|_|      Form N-SAR

         For period ended:  December 31, 2002

|_|      Transition Report on Form 10-K and Form 10-KSB
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q and Form 10-QSB
|_|      Transition Report on Form N-SAR

         For the transition period ended
                                            ---------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________
         _____________________________________________________________________



                                     PART I

                             REGISTRANT INFORMATION

         Full Name of Registrant:  LMI Aerospace, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street Number):
         3600 Mueller Road

         City, State and Zip Code:  St. Charles, Missouri 63302


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                                     Part II

                             Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense |X|

         (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date |X|

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached |_|

                                    Part III

                                    Narrative

         The Registrant's Annual Report on Form 10-K for year ended December 31, 2002 ("2002 Form 10-K") cannot be filed within the prescribed time period because additional time is necessary to prepare the Registrant's financial statements. Because of start-up costs related to certain new supply agreements, including one new large agreement, and additional production costs incurred on other contracts, the Registrant has not as yet completed its determination of the losses associated therewith and the effect of such losses on its work-in-process inventory. The Registrant is currently conducting further testing and analysis to determine the proper valuation of its year-end inventory. Until such further testing and analysis is completed, the
Registrant's financial statements cannot be finalized. Consequently, the Registrant's 2002 Form 10-K cannot be filed by its due date of March 31, 2003; however, the Registrant expects to file its 2002 Form 10-K no later than April 15, 2003.

                                     Part IV

                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                 Lawrence E. Dickinson        (636) 946-6525

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         Based on preliminary financial information currently available to it, the Registrant expects to report an operating loss for its 3-month and 12-month periods ended December 31, 2002. However, because the amount of such operating loss will be affected by the inventory valuation currently in process (as discussed in Part III, above), the Registrant is unable to quantify the amount of such operating loss at this time.

         LMI Aerospace, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                               LMI AEROSPACE, INC.


Date: April 1, 2003            By:  /s/ Lawrence E. Dickinson
                                   -------------------------------------------
                                   Lawrence E. Dickinson
                                   Chief Financial Officer and Secretary



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                                  EXHIBIT INDEX


Exhibit                                       Page
Number                Exhibit                Number
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                      None